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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                           Restoration Hardware, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    760981100
                                 (CUSIP Number)

                                Glenn J. Krevlin
                             Glenhill Advisors, LLC
                               598 Madison Avenue
                                   12th Floor
                            New York, New York 10022
                               Tel. (646) 432-0600

                                 With a copy to:
                              Stephen P. Wink, Esq.
                                 Cahill/Wink LLP
                           1001 Avenue of the Americas
                                   11th Floor
                               New York, NY 10018
                                 (212) 878-8895

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 9, 2006
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 760981100
--------------------------------------------------------------------------------
1    Name of Reporting Persons:
     I.R.S. Identification Nos. of above persons (entities only).
          Glenn J. Krevlin
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                                       WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
                 7    Sole Voting Power                                4,991,471
   Number of          ----------------------------------------------------------
    Shares       8    Shared Voting Power                                      0
 Beneficially         ----------------------------------------------------------
   Owned by      9    Sole Dispositive Power                           4,991,471
Each Reporting        ----------------------------------------------------------
 Person With     10   Shared Dispositive Power                                 0
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     4,991,471
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                    13.2%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     IN, HC
--------------------------------------------------------------------------------

CUSIP NO. 760981100
--------------------------------------------------------------------------------
1    Name of Reporting Persons:
     I.R.S. Identification Nos. of above persons (entities only).
          Glenhill Advisors, LLC
          13-4153005
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------
                 7    Sole Voting Power                                4,991,471
   Number of          ----------------------------------------------------------
    Shares       8    Shared Voting Power                                      0
 Beneficially         ----------------------------------------------------------
   Owned by      9    Sole Dispositive Power                           4,991,471
Each Reporting        ----------------------------------------------------------
  Person With    10   Shared Dispositive Power                                 0
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     4,991,471
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                    13.2%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration

     Since the filing of the last 13D/A, the Reporting Persons acquired the 1,082,715 shares of additional common stock of the Issuer (the "Common Stock") to which this Statement relates with investment capital held by and on behalf of the entities listed below as follows:

(a) Glenhill Capital LP acquired 478,420 shares of Common Stock on the open market between June 7-9, 2006 for a total consideration of $3,158,615.56.


(b) Glenhill Capital Overseas Master Fund, LP acquired 204,295 shares of Common Stock on the open market between June 7-9, 2006 for a total consideration of $1,348,791.88.

(c) Glenhill Concentrated Long Master Fund LLC acquired 400,000 shares of Common Stock on the open market on June 9, 2006 for a total consideration of $2,641,417.58.

Item 4. Purpose of Transaction

     Subject to applicable legal requirements and the factors referred to below, the Reporting Persons may purchase additional shares of Common Stock from time to time in the open market or privately negotiated transactions, but they may determine at any time to dispose of all or a portion of their shares of Common Stock. In determining whether to purchase additional shares or to dispose of their shares, and in formulating any plan or proposal with respect to any transaction between the Reporting Persons and the Issuer, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Issuer's financial condition, business and prospects, other developments concerning the Issuer, the reaction of the Issuer and its shareholders to the Reporting Persons' ownership of Common Stock, the price and availability of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' business, and general economic, monetary and stock market conditions.

     Except as otherwise described herein, the Reporting Persons have no plan or proposal with respect to the Issuer which relates to or would result in any of the matters listed in Items 4(a) - (j) of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) As of the close of business on June 9, 2006, Glenn J. Krevlin and Glenhill Advisors, LLC were the beneficial owners of 4,991,471 shares of Common Stock, which constitute in the aggregate 13.2% of the outstanding shares of Common Stock of the Issuer based on 37,812,715 shares of Common Stock outstanding as reported on the Form 10-Q for the quarterly period ending April 29, 2006 filed by the Issuer.

(b) Each Reporting Person has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

(c) Transactions in the Common Stock by the Reporting Persons effected in the last 60 Days are described in Schedule I hereto, which Schedule is hereby incorporated by reference.

(d) The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2006


                                      /s/ GLENN J. KREVLIN
                                      ------------------------------------------
                                      Name: Glenn J. Krevlin


                                      GLENHILL ADVISORS, LLC


                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                      Name: Glenn J. Krevlin
                                      Title: Managing Member


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (see 18 U.S.C. 1001)

                                   SCHEDULE I

                                    TRADE
ENTITY                              DATE     ACTIVITY  QUANTITY  SYMBOL    CUSIP            SECURITY           PRICE    PRINCIPAL
------                             --------  --------  --------  ------  ---------  ------------------------  ------  -------------
Glenhill Capital Overseas Master
   Fund, LP                        6/9/2006     BUY      52,051   rsto   760981100  Restoration Hardware Inc  6.5909    343,062.94
Glenhill Capital Overseas Master
   Fund, LP                        6/9/2006     BUY      73,483   rsto   760981100  Restoration Hardware Inc  6.6125    485,906.34
Glenhill Capital Overseas Master
   Fund, LP                        6/7/2006     BUY      78,761   rsto   760981100  Restoration Hardware Inc     6.6    519,822.60
Glenhill Capital, LP               6/9/2006     BUY     122,096   rsto   760981100  Restoration Hardware Inc  6.5909    804,722.53
Glenhill Capital, LP               6/9/2006     BUY     172,370   rsto   760981100  Restoration Hardware Inc  6.6125  1,139,796.63
Glenhill Capital, LP               6/7/2006     BUY     183,954   rsto   760981100  Restoration Hardware Inc     6.6  1,214,096.40
Glenhill Concentrated Long Master
   Fund LLC                        6/9/2006     BUY     165,853   rsto   760981100  Restoration Hardware Inc  6.5909  1,093,120.54
Glenhill Concentrated Long Master
Fund LLC                           6/9/2006     BUY     234,147   rsto   760981100  Restoration Hardware Inc  6.6125  1,548,297.04